SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated (June 08, 2017)

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

 June 8, 2017

British Telecommunications plc notes the announcement made by its parent company, BT Group plc, with regard to the audit tender outcome.  The full text of the announcement can be found at http://www.morningstar.co.uk/uk/NSM

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: June 08, 2017